Filed by: M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc. (Commission File No.: 001-33326)

The following article was published in the Boston Business Journal on April 29, 2021. A link to this article was circulated to employees of M&T Bank Corporation by email on April 30, 2021.

M&T Bank’s plan? To be ‘very visible’ in Boston and New England, CEO says

By Greg Ryan – Senior Reporter, Boston Business Journal

April 29, 2021

Buffalo-based M&T Bank will soon have a much bigger Boston presence, thanks to its pending $7.6 billion acquisition of People’s United Bank.

But M&T CEO René Jones won’t need any introduction to Boston.

An Ayer native — he was born in Fort Devens — Jones went to Boston College and started his career at The Gillette Co. and then worked in Ernst & Young’s Boston office. Graduate school took him to upstate New York, where he ultimately made his way to M&T. He was appointed the bank’s chairman and CEO in 2017.

In an interview with the Business Journal, Jones said he’s in Massachusetts quite a bit on personal travel to visit family and to get away to his vacation home on Cape Cod. But once the People’s United deal goes through, he’ll have plenty more reason to come here for professional reasons: M&T will be one of the 10 largest deposit holders in the Boston metropolitan area, building big-time on its local commercial banking and wealth management operations.

Not that Jones or M&T will be abandoning Buffalo by any stretch. On Wednesday, M&T opened a 330,000-square-foot technology hub in downtown Buffalo, where it plans to employ more than 1,000 people. He spoke with the BBJ from the new Buffalo hub about how his bank fits into another Hub almost 500 miles east on I-90.

How long had you considered expanding in the Boston market in a major way, before the People’s United deal?

We’ve always thought about Boston, and maybe more importantly, the New England area, as a place that is built around a series of communities and would fit our brand of banking. I’ve known (People’s United CEO) Jack Barnes for decades, and we’ve collaborated on different solutions for a number of years. Our idea that M&T could come to New England has been in the works for quite some time.

There’s a lot of change happening in the Boston market, including Eastern’s acquisition of Century Bank and Rockland Trust’s acquisition of East Boston Savings. How can M&T stand out?

First and foremost, our culture is very, very similar to People’s United. That’s really important, because this is more of a market extension deal. The entire resources of the bank — which are the people on the ground, customer-facing people in particular, from People’s United — are going to continue to be around serving their clients.

So our sense is that we’ll be able to reach those customers that are already there, and that people serve today, but maybe in a broader way, and with an impact that is sort of unprecedented. When we bring the two banks together, we’re going to be the 11th-largest U.S.-based commercial bank holding company. But maybe more important, we’re going to have more distribution than anybody except for Bank of America from Maine to Richmond, Virginia. Access, density, involvement in the community, is going to allow us to make a difference in people’s lives and show up and be very visible.

What do you mean by distribution?

When we close our transaction, hopefully in the fall, we’ll have around 1,200 branches and 2,400 ATMs. Whether you’re going from Boston to Maine, up to Vermont to go skiing, or down to New York City or Washington, D.C., you’ll have access to all of that network. That’s among the most robust that you would find in a regional bank.

What opportunity do you think having a very significant presence in the Boston market will bring to M&T?

It allows us to leverage our infrastructure. Things that we’re solving problems for people in, say, Baltimore or Buffalo, we can actually then apply them to the New England markets. What’s really important, I think, about the New England markets is that there’s not one place, like Boston. It’s a network of communities. What’s really important for M&T to be successful is the critical mass of employees that we have, that tend to immerse themselves in those communities, and get involved in lots of civic and social issues that bring us closer to those communities. I like to say that our business model is being a small part of the glue that binds a particular community together. I think that formula is going to work really, really well in New England.

Where are you looking for tech talent?

We’re reaching into the community, and doing training for people who might have the aptitude but haven’t had the opportunity. But maybe as important, we’re actually reaching out to universities throughout our entire footprint to target hires and bringing them back. … We’re going as far as Boston College and then also into a number of places, like the historically Black colleges in America, and stretching our reach out to find talent everywhere.

Any Boston-area universities besides BC?

We’re open to all of them. Particularly as we expand into New England, a big part of how we engage in universities is we have someone on our staff serve as a professor or an adjunct professor to build a relationship with the university. So they’re on the ground, they understand what the students care about, they understand what the curriculum is. I would imagine that as we move into a new region, those opportunities will come up again. It’s something that’s not static, it’s really growing and reaching out to the best places to find talent. And obviously, New England’s a mecca for talent.

Additional Information and Where to Find It

In connection with the proposed transaction, M&T filed with the Securities and Exchange Commission (the “SEC”) a registration statement (Registration No. 333-254962) on Form S-4 to register the shares of M&T’s capital stock to be issued in connection with the proposed transaction. The registration statement includes a joint proxy statement of M&T and People’s United Financial, Inc. (“People’s United”), which has been sent to the shareholders of M&T and People’s United seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF M&T AND PEOPLE’S UNITED AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT

DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT M&T, PEOPLE’S UNITED AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about M&T and People’s United, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000, or Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202.

Participants in the Solicitation

M&T, People’s United and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding M&T’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain of its Current Reports on Form 8-K. Information regarding People’s United’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 1, 2021, as amended by an amendment to the Form 10-K filed with the SEC on March 30, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations, estimates and projections about M&T’s and People’s United’s businesses, beliefs of M&T’s and People’s United’s management and assumptions made by M&T’s and People’s United’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and M&T’s and People’s United’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

In addition, the following factors, among others, related to the proposed transaction between M&T and People’s United, could cause actual outcomes and results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between M&T and People’s United; the outcome of any legal proceedings that may be instituted against M&T or People’s United; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where M&T and People’s United do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; M&T’s and People’s United’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of M&T and People’s United; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the proposed combination may be more difficult or time-consuming than anticipated, including in areas such as sales force, cost containment, asset realization, systems integration and other key strategies; revenues following the proposed combination may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transactions; the unforeseen risks relating to liabilities of M&T or People’s United that may exist; and uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on People’s United, M&T and the proposed combination.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which M&T, People’s United or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.

M&T provides further detail regarding these risks and uncertainties in its latest Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and M&T does not assume any duty and does not undertake to update forward-looking statements.